Exhibit (d)(7)(iii)

EQ ADVISORS TRUST

AMENDMENT NO. 2 TO THE

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 2 to the Investment Advisory Agreement effective as of July 16, 2014 (“Amendment No. 2”) between AXA Equitable Funds Management Group, LLC, a limited liability company organized under the laws of the State of Delaware (“FMG LLC” or “Manager”) and Capital Guardian Trust Company, a California corporation (“Cap Guardian” or “Adviser”).

WHEREAS, FMG LLC and Cap Guardian agree to modify the Investment Advisory Agreement dated as of May 1, 2011, as amended, (“Agreement”) as follows:

1. Name Change. Effective May 1, 2014 the name of EQ/Large Cap Core PLUS Portfolio was changed to AXA Large Cap Core Managed Volatility Portfolio.

2. Existing Portfolio. The Manager hereby reaffirms its appointment of the Adviser as the investment adviser to EQ/Capital Guardian Research Portfolio and AXA Large Cap Core Managed Volatility Portfolio.

3. Appendix A. Appendix A to the Agreement setting forth the Portfolios of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser is hereby replaced in its entirety by Appendix A attached hereto.

4. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 2 as of the date first set forth above.

AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC		CAPITAL GUARDIAN TRUST COMPANY

By:	/s/ Steven M. Joenk	By:	/s/ Michael A. Burik
	Steven M. Joenk Chairman, Chief Executive Officer and President		Name: Michael A. Burik Title: Capital Guardian Trust Company

APPENDIX A

AMENDMENT NO. 2

TO THE

INVESTMENT ADVISORY AGREEMENT

Related Portfolios	Annual Advisory Fee***

Large Cap Core Portfolios, which shall consist of the EQ/Cap Guardian Research Portfolio and Other Allocated Portion(s)** identified directly below (collectively, referred to as “Large Cap Core Portfolios”):

AXA Large Cap Core Managed Volatility Portfolio*,**

0.50% of the Large Cap Core Portfolios’ daily net assets up to and including $150 million; 0.45% of the Large Cap Core Portfolios’ daily net assets over $150 million and up to and including $300 million; 0.35% of the Large Cap Core Portfolios’ daily net assets over $300 million and up to and including $500 million; and 0.30% of the Large Cap Core Portfolios’ daily net assets in excess of $500 million and up to and including $1 billion; 0.275% of the Large Cap Core Portfolios’ average daily net assets in excess of $1 billion and up to and including $2 billion and 0.25% of the Large Cap Core Portfolios’ daily net asset in excess of $2 billion.

*	Fee to be paid with respect to the Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Adviser.
**	Other Allocated Portions are other investment companies (or series or portions thereof) that are managed by FMG LLC and advised by the Adviser, which are classified as “Large Cap Core Portfolios.”
***	The daily advisory fee for the Large Cap Core Portfolios is calculated by multiplying the aggregate net assets of the Large Cap Core Portfolios at the close of the immediately preceding business day by the Annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.